August 12, 2020

VIA EDGAR

Pam Howell

U.S. Securities and Exchange Commission

Division of Corporation Finance –

Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	one Registration Statement on Form S-1
Filed July 30, 2020 File No. 333-240203

Dear Pam Howell:

This letter is submitted on behalf of one (the “Company”) in response to a verbal comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) given to us on August 6, 2020 in a telephone call with the Staff with respect to the Company’s Registration Statement on Form S-1 filed on July 30, 2020 (the “Registration Statement”). The Company is concurrently submitting via EDGAR an Amended Registration Statement (“Amended Registration Statement”), which includes changes that reflect responses to the Staff’s verbal comment.

For your convenience, the Staff’s verbal comment is reproduced in italics herein with response immediately following the comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement.

General

1. Please revise the Registration Statement to have it signed by the Company’s authorized representative in the United States. Please see instruction 1 to Form S-1.

Response to Comment No. 1

RESPONSE: We respectfully advice the Staff that we have revised the signature page to the Amended Registration Statement in response to the Staff’s comment.

*****

Pam Howell

Division of Corporation Finance

August 12, 2020

If you have any questions or would like further information concerning the Company’s responses to the Staff’s verbal comment, please do not hesitate to contact Daniel J. Espinoza at (650) 752-3152.

Sincerely,

/s/ Daniel Espinoza, Esq.
Daniel Espinoza, Esq.

Enclosures:

cc:	Kevin E. Hartz, Chief Executive Officer, one
Troy B. Steckenrider III, Chief Financial Officer, one
Jocelyn Arel, Goodwin Procter LLP